UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December, 2023

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras informs about asset divestments

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Rio de Janeiro, December 21, 2023 – Petróleo Brasileiro S.A. – Petrobras, following up on the releases disclosed on 09/08/2021, 10/27/2021 and 03/29/2023, informs that it has signed today, with Enauta Energia S.A. ("Enauta"), contracts for the assignment of its entire stake in the Uruguá and Tambaú fields, in deep waters in the post-salt, located in the Santos Basin.

The amount to be received by Petrobras from the operation is up to US$ 35 million, of which (a) US$ 3 million will be paid on today's date, (b) US$ 7 million will be paid at the closing of the transaction and (c) up to US$ 25 million in contingent payments, depending on future Brent prices and events related to the development of the assets.

The decision to divest these fields is the result of a process of active management of Petrobras' portfolio, through which the various assets are constantly evaluated in line with the company's most current strategic guidelines.

The Uruguá and Tambaú fields account for less than 1% of the production operated by Petrobras in the Santos Basin, presenting low strategic adherence to the company's portfolio and with the charter contract expected to end in January 2024, and consequently the unit will be decommissioned. In view of the progress of the transaction, this contract will be extended and the new operator will evaluate the appropriate alternatives.

The transfer of the assets to a new operator represents an alternative to their decommissioning, with the prospect of extending their productive life, while at the same time enabling Petrobras to direct its investments in the E&P segment towards assets that are more in line with the company's strategy, which involves, among other things, the increasing decarbonization of operations.

Petrobras' own employees involved in the Uruguá and Tambaú operations will be relocated to other company operations in the Santos Basin Business Unit.

This disclosure is in accordance with Petrobras' internal rules and with the provisions of the special procedure for the assignment of rights to explore, develop and produce oil, natural gas and other fluid hydrocarbons, provided for in Decree 9.355/2018.

About the Uruguá and Tambaú fields

The Uruguá and Tambaú fields belong to the BS-500 concession, which was acquired through the National Petroleum, Natural Gas and Biofuels Agency's (ANP) Zero Round. The fields are located in the northern portion of the Santos Basin, between 140 and 160km off the coast of the state of Rio de Janeiro, in water depths ranging from 1,000 to 1,500m. The average production of the fields up to September 2023 was approximately 5.4 thousand bpd of oil and 353 thousand m3/day of gas. Petrobras holds a 100% stake in both fields, which produce through the FPSO Cidade de Santos, a unit chartered from Modec.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9 th floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

About Enauta

Enauta Energia S.A. is a wholly-owned subsidiary of Enauta Participações S.A., a publicly traded oil and gas company listed on B3. Enauta operates the Atlanta field, located in the Santos Basin, and began producing oil in 2018. In addition, the company holds a 45% stake in the Manati field (operated by Petrobras) in Bahia, as well as several exploratory assets in Brazil.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9 th floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 21, 2023

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Sergio Caetano Leite

______________________________

Sergio Caetano Leite

Chief Financial Officer and Investor Relations Officer